SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                              ____________________

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder


                           LAHAINA ACQUISITIONS, INC.
                           --------------------------
             (Exact name of registrant as specified in its charter)

      Colorado                    0-27480                    84-1325695
      --------                    -------                    ----------
(State of Incorporation)   (Commission File Number)      (IRS Employer
                                                          Identification No.)


      5459 S. Iris Street, Littleton, Colorado                80123
      ----------------------------------------                -----
      (Address of principal executive office)              (Zip Code)


      Registrant's telephone number, including area code: (303) 986-6923
                                                          --------------







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               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
         THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

      This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change of membership of the Board of Directors of Lahaina Acquisitions, Inc. (the "Company") as the result of a Stock Purchase Agreement (the "Agreement") between Paxford Acquisitions, S.A., a Bahamian corporation ("Paxford"), Philip J. Davis, John C. Lee and Charles C. Van Gundy, shareholders of the Company (collectively the "Selling Shareholders"). The Agreement provides, among other things, that the Board of Directors of the Company resign and will be replaced by appointees of Paxford.

      NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE RESIGNATION AND ELECTION OF THE DIRECTORS OF THE BOARD. However,
Section 14(f) of the Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement. The Company will notify the shareholder's by filing a Report on Form 8-K with the Securities and
Exchange   Commission  and  by  mailing  this   Information   Statement  to  the
shareholders.


                          The Stock Purchase Agreement
                          ----------------------------

      On May 23, 1997, Paxford entered into a Stock Purchase Agreement ( the "Agreement') with the Selling Shareholders whereby Paxford purchased Seven Hundred and Fifty Thousand (750,000) shares of the Company Common Stock from Philip J. Davis (selling 366,667 shares), John C. Lee (selling 366,667 shares), and Charles C. Van Gundy (selling 16,666), representing approximately Seventy Five and Twenty-Six/100 percent (75.26%) of the issued and outstanding stock of the Company. In consideration for the shares, the Selling Shareholders received One Hundred and Twenty Five Thousand and No/100 Dollars ($125,000) cash. In addition, pursuant to the Agreement, the Board of Directors of the Company, as of May 23, 1997, have accepted the return of, and canceled, 380,000 Class A Warrants issued to Philip J. Davis, 380,000 Class A Warrants issued to John C. Lee and 40,000 Class A Warrants issued to Charles C. Van Gundy and accepted the return of, and canceled, 380,000 Class B Warrants issued to Philip J. Davis, 380,000 Class B Warrants issued to John C. Lee and 40,000 Class B Warrants issued to Charles C. Van Gundy. Further, the Board of Directors, as of May 30, 1997, authorized the redemption of all outstanding Class A and Class B warrants of the Company.

      Pursuant to the Agreement, the Company has accepted the resignations of the Board of Directors, as of May 27, 1997, consisting of Philip J. Davis, John
C. Lee and Charles C. Van Gundy and appointed Graham Cooper, Ivy Lynn Cassar and John Burrow, all of whom are affiliated with the Company, to serve on the Company's Board of Directors, effective May 27, 1997. Upon their assumption of office, the three directors will comprise all of the directors of the Company.





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                        SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT


GENERAL

      The outstanding voting securities of the Company as of May 27, 1997 consisted of 996,500 shares of Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and in all other matters requiring a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      The following table sets forth the information as to beneficial ownership of shares by each person known to the Company to own 5% or more of the shares as of May 27, 1997 based upon the shares of Common Stock outstanding on such date plus shares deemed outstanding pursuant to Securities and Exchange Commission Rule 13d-3(d)(1).

Name and Address                    Amount & Nature of
of Beneficial Owner                 Beneficial Ownership       Percent of Class
-------------------                 --------------------       ----------------

Paxford Investments, S.A.
Peek Building., George Street
Nassau, Bahamas  N8160                  750,000                      75.26%


Graham M. Cooper
Peek Building., George Street
Nassau, Bahamas  N8160                  750,000 (1)                  75.26%


(1) Graham M. Cooper is the sole shareholder of Paxford and a director of Paxford.






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SECURITY OWNERSHIP OF MANAGEMENT

      The following table sets forth the information as to beneficial ownership of shares by (i) each person who has been designated to become a director of the Company, (ii) each named executive, and (iii) all such persons as of may 27, 1997 based upon shares of Common Stock outstanding on such date plus shares deemed outstanding pursuant to Securities and Exchange Commission Rule 13d-3(d)(1).

Name and Position                   Amount & Nature of
of Beneficial Owner                 Beneficial Ownership       Percent of Class
-------------------                 --------------------       ----------------

Graham M. Cooper
President,
Director                                750,000 (1)                    75.26%

Ivylynn Cassar
Secretary and Treasurer
Director                                  -0-                           -0-

John Burrows
Director                                  -0-                           -0-

Directors and Officers as a
group (3 persons)                       750,000                        75.26%


(1) Graham M. Cooper is the sole shareholder of Paxford and a director of Paxford.


CHANGE OF CONTROL

The Company has accepted the resignations of the Board of Directors, as of May 27, 1997, consisting of Philip J. Davis, John C. Lee and Charles C. Van Gundy and appointed Graham Cooper, Ivy Lynn Cassar and John Burrow, all of whom are affiliated with the Company, to serve on Lahaina's Board of Directors, effective May 27, 1997.





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                        DIRECTORS AND EXECUTIVE OFFICERS


The Company's current directors have resigned. The following will be the directors of the Company:

Name                                Age                  Position to be Held
----                                ---                  -------------------

Graham M. Cooper                    65                   President, Director

Ivylynn Cassar                      32                   Secretary, Director

John Burrows                        51                     Director



Graham M. Cooper became President and Director of the Company following the consummation of the Agreement. He is also the sole shareholder and a director of Paxford. Mr. Cooper, a member (Fellow) of the Institute of Chartered Accountants (England & Wales), has practiced Accountancy in Nassau, Bahamas since 1965.

Ivylynn Cassar became Secretary and a Director of the Company following the consummation of the Agreement. She is also a director of Paxford. She is a Certified Public Accountant and is the managing Director of Leopold Joseph (Bahamas) Limited trust company.

John Burrows became a Director of the Company following the consummation of the Agreement.



      The directors of the Company are elected to hold office until the next Annual Meeting of Stockholders and until their respective successors have been elected and qualified. Officers of the Company are elected by the Board of Directors and hold office until their successors are duly elected and qualified. There are no audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


      None of the Company's officers or directors currently receives any salary from the Company. The Company does not anticipate entering into employment agreements with any of its officers or directors in the near future. Directors do not receive compensation for their services as directors and are not reimbursed for expenses incurred in attending board meetings.





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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          LAHAINA ACQUISITIONS, INC.



Date:  June 3, 1996                           By: /s/ Graham Cooper
     ------------------                      --------------------------
                                               Graham Cooper, President